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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13G
(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(b)
(AMENDMENT NO. 4)1

Besicorp Group Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

086338 20 9
(CUSIP Number)

_____________________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 086338 20 9       13G       PAGE 2 OF 6 PAGES



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

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael F. Zinn

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /

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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

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                            5      SOLE VOTING POWER

                                   0 shares of Common Stock


                            ---------------------------------------------

                            6      SHARED VOTING POWER

NUMBER OF SHARES                   1,599,781
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH      ----------------------------------------------

                            7      SOLE DISPOSITIVE POWER

                                   0 shares of Common Stock

                           ----------------------------------------------

                            8      SHARED DISPOSITIVE POWER

                                   1,599,781
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,684,982 shares of Common Stock (See Item 4(a))


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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES * / /

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     57% of shares of Common Stock

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12   TYPE OF REPORTING PERSON*
     IN

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* SEE INSTRUCTIONS BEFORE FILLING OUT.

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ITEM 1(A). NAME OF ISSUER:
           Besicorp Group Inc.


ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
           1151 Flatbush Road
           Kingston, New York 12401



CUSIP NO. 086338 20 9       13G       PAGE 3 OF 6 PAGES



ITEM 2(A). NAME OF PERSON FILING:
           Michael F. Zinn


ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
           214 Ulster Landing Road
           Kingston, New York 12401


ITEM 2(C). CITIZENSHIP:
           United States


ITEM 2(D). TITLE OF CLASS OF SECURITIES:
           Common Stock, $.10 par value per share (the "Common Stock").


ITEM 2(E). CUSIP NUMBER:
           086338 20 9


ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D- 2(B), CHECK WHETHER THE
           PERSON FILING IS A:


       (a) / / Broker or Dealer registered under Section 15 of the Act,


       (b) / / Bank as defined in Section 3(a)(6) of the Act,


       (c) / / Insurance Company as defined in Section 3(a)(19) of the Act,


       (d) / / Investment Company registered under Section 8 of the Investment Company Act,



       (e) / / Investment Advisor registered under Section 203 of the Investment Advisers Act of
           1940,


       (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the
           Employee Retirement Income Security Act of 1974 or Endowment Fund; see
           13d-1(b)(1)(ii)(F),


       (g) Parent Holding Company, in accordance with 13d-1(b)(ii)(G); see Item 7,


       (h) Group, in accordance with 13d-1(b)(1)(ii)(H).


ITEM 4.    OWNERSHIP.
           If the percent of the class owned, as of December 31 of the year covered by the statement, or of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.



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       (a) Amount Beneficially Owned:
           As of December 31, 1997, Mr. Zinn may be deemed to beneficially own 1,684,982 shares of Common Stock, which includes 65,414 shares of Common Stock owned by Mr. Zinn's spouse, Mrs. Valerie Zinn, 19,787 shares of Common Stock owned by Mr. Zinn's daughter, Ms. Randi Zinn, and 25,000 shares of Common Stock issuable upon exercise of a warrant held by Mr. Zinn. However, Mr. Zinn disclaims beneficial ownership of the shares owned by his wife and daughter.



       (b) Percent of Class:
           As of December 31, 1997, Mr. Zinn may be deemed to be the beneficial owner of an aggregate of 1,684,982 shares of Common Stock, which constituted approximately 57% of the 2,956,720 shares of Common Stock outstanding as of November 11, 1997 (as reported in the Company's Quarterly Report for the quarter ended September 30, 1997, on Form
           10-QSB, dated November 14, 1997, SEC File No. 001-12316).



       (c) Number of shares as to which such person has:


           (i) Sole power to vote or direct the vote:
           0 shares of Common Stock.


           (ii) Shared power to vote or direct the vote:
           1,599,781 shares of Common Stock.


           (iii) Sole power to dispose or to direct the disposition of:
           0 shares of Common Stock. See Item 4(a) above.


           (iv) Shared power to dispose or to direct the disposition of:
           1,599,781 shares of Common Stock.


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
           Not Applicable.


ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
           If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940, or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.
           Mrs. Valerie Zinn has been granted a power of attorney to vote and dispose of
           Mr. Zinn's shares of Common Stock.


CUSIP NO. 086338 20 9       13G       PAGE 5 OF 6 PAGES



ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
           REPORTED ON BY THE PARENT HOLDING COMPANY.
           If a parent holding company has filed this schedule, pursuant to Rule 13d-
           1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of the relevant subsidiary.
           Not Applicable.



ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
           If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule
           13d-1(c), attach an exhibit stating the identity of each member of the group.
           Not Applicable.


CUSIP NO. 086338 20 9       13G       PAGE 5 OF 6 PAGES



ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.
           Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to the transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
           Not Applicable.


ITEM 10.   CERTIFICATION
           The following certification shall be included if the statement is filed pursuant to
           Rule 13d-1(b):
           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
           Not Applicable.



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CUSIP NO. 086338 20 9       13G       PAGE 6 OF 6 PAGES


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/09/98
(Date)


/s/ Michael F. Zinn
(Signature)




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Michael F. Zinn